FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 27, 2006.

LUXOTTICA GROUP SIGNS LANDMARK TEN-YEAR, US$1.75 BILLION EYEWEAR
LICENCE AGREEMENT WITH POLO RALPH LAUREN

Milan, Italy – February 27, 2006 – Luxottica Group (NYSE: LUX; MTA: LUX), the global leader in the premium and luxury eyewear sector, announced today a ten-year licence agreement with Polo Ralph Lauren Corp. (NYSE: RL) for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name.

The agreement, which will begin on January 1, 2007, is estimated to be worth for Luxottica Group in excess of US$1.75 billion in sales over its duration. Terms include an advance payment on royalties of US$199 million that will mature over the ten-year term of the agreement.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “We are extremely pleased to start 2006 with the announcement of a landmark agreement with one of the world’s leading brands.  Polo Ralph Lauren is truly a global brand and a perfect fit for our integrated approach to wholesale-retail distribution.”

“We have high expectations for what Polo Ralph Lauren and Luxottica will accomplish together in years to come. Our partnership will especially benefit from our ability to support brands through a worldwide retail network.”

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America, Asia-Pacific and China and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group posted consolidated net sales and net income of €4.3 billion and €342.3 million, respectively. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: February 27, 2006	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER